SECUR[illegible] 05036441 [illegible]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33465

SEC MAIL PROCESSING RECEIVED FEB 23 2005 WASH. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MARC J. LANE & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 NORTH LaSALLE STREET
(No. and Street)

CHICAGO	ILLINOIS	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC J. LANE — 312-372-1040
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL J. LETWIN, CHARTERED
(Name — *if individual, state last, first, middle name*)

1470 LARCHMONT DRIVE	BUFFALO GROVE	IL	60089
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PRO[illegible] MAR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MARC J. LANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARC J. LANE & COMPANY, as of December 31, XX 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

"OFFICIAL SEAL"
JERI ANN GADDINI
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 05/08/2008

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. D.C. 185 SECTION

MARC J. LANE & COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Paul J. Letwin, Chartered

Certified Public Accountants

1470 Larchmont Drive

Buffalo Grove, Illinois 60089

Telephone 847/634-1776

February 2, 2005

To the Board of Directors
and Shareholders
Marc J. Lane & Company
180 N. LaSalle Street
Suite 2100
Chicago, IL 60601

We have audited the accompanying balance sheet of MARC J. LANE & COMPANY (an Illinois corporation) as of December 31, 2004 and December 31, 2003, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of MARC J. LANE & COMPANY as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Paul J. Letwin, Chartered

Certified Public Accountants

MARC J. LANE & COMPANY

COMPARATIVE BALANCE SHEET

DECEMBER 31, 2004 AND DECEMBER 31, 2003

ASSETS

	December 31, 2004	December 31, 2003
CURRENT ASSETS		
Cash in checking account	$ 186.29	$ 4,319.80
Money market fund	15,673.20	4,639.22
Clearing deposit	25,000.00	25,000.00
Due from clearing agent	16,674.40	17,758.58
Commissions receivable	794.86	2.96
Prepaid expenses	7,327.91	7,718.71
TOTAL CURRENT ASSETS	$ 65,656.66	$ 59,439.27
OTHER ASSETS		
Investments - Available for Sale	$ 90,810.00	$ 85,050.00
TOTAL INVESTMENTS-AVAILABLE FOR SALE	$ 90,810.00	$ 85,050.00
TOTAL ASSETS	$156,466.66	$144,489.27

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts payable	$ 3,500.00	$ 26.00
Accrued commissions	322.20	93.08
TOTAL CURRENT LIABILITIES	$ 3,822.20	$ 119.08
STOCKHOLDERS' EQUITY		
Capital stock	$ 6,000.00	$ 6,000.00
Capital contributed in excess of stated value	93,000.00	93,000.00
Retained earnings - Schedule C	53,644.46	45,370.19
TOTAL STOCKHOLDERS' EQUITY	$152,644.46	$144,370.19
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$156,466.66	$144,489.27

MARC J. LANE & COMPANY

COMPARATIVE STATEMENT OF INCOME AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003

	Year Ended December 31,			
	2004		2003	
	Amount	% to Total Income	Amount	% to Total Income
INCOME				
Commissions	$332,150.44	99.9%	$342,520.49	99.9%
Interest income	440.21	.1	392.57	.1
TOTAL INCOME	$332,590.65	100.0%	$342,913.06	100.0%
OPERATING EXPENSES	328,288.94	98.7%	339,187.91	99.0
NET OPERATING INCOME	$ 4,301.71	1.3%	$ 3,725.15	1.0%
OTHER INCOME AND (EXPENSES) - NET	3,972.56	1.2%	(29,183.78)	(8.5%)
NET INCOME (LOSS) BEFORE PROVISION FOR STATE INCOME TAXES	$ 8,274.27	2.5%	$(25,458.63)	(7.5%)
PROVISION FOR STATE INCOME TAXES	-	-	-	
NET EARNINGS (LOSS)	$ 8,274.27	2.5%	$(25,458.63)	(7.5%)
RETAINED EARNINGS - BEGINNING OF YEAR	45,370.19		98,828.82	
	$ 53,644.46		$ 73,370.19	
LESS: DIVIDENDS PAID	-		28,000.00	
RETAINED EARNINGS - END OF YEAR	$ 53,644.46		$ 45,370.19	
EARNINGS (LOSS) PER SHARE	$ 8.27		$ (25.46)	

SCHEDULE C

(Cont'd)

MARC J. LANE & COMPANY

COMPARATIVE STATEMENT OF INCOME AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003

	Year Ended December 31,			
	2004		2003	
	Amount	% to Total Income	Amount	% to Total Income
OPERATING EXPENSES				
Clearing expense	$ 75,010.02	22.6%	$ 57,130.20	16.7%
Consulting expense	24,461.25	7.4	20,262.50	5.9
Commissions	1,698.37	.5	2,235.87	.7
Compensation	137,569.30	41.2	157,871.59	46.2
Dues and subscriptions	5,874.02	1.8	10,982.12	3.2
Insurance	3,589.88	1.1	4,823.74	1.4
Office supplies	15,468.79	4.7	18,908.67	5.5
Printing	2,427.32	.7	2,041.80	.6
Promotion	-	-	171.55	-
Registration fees	6,409.00	1.9	6,681.85	1.9
Rent	42,000.00	12.6	42,000.00	12.2
Seminars	1,619.86	.5	2,249.18	.7
Taxes - Payroll	12,161.13	3.7	13,704.84	4.0
Vehicle expenses	-	-	124.00	-
TOTAL OPERATING EXPENSES	$328,288.94	98.7%	$339,187.91	99.0%
OTHER INCOME AND (EXPENSES) - NET				
Unrealized gain (loss) on investments available for sale	$ 5,760.00	1.7%	$(4,950.00)	(1.4%)
Refund on Commissions due to redetermination of mutual fund breakpoint discounts	(1,742.17)	(.5)	(10,644.69)	(3.1)
Interest	(45.27)	-	(596.88)	(.2)
(Loss) on sale of depreciable assets	-	- %	(12,992.21)	(3.8)
TOTAL OTHER INCOME AND (EXPENSES) - NET	$ 3,972.56	1.2%	($29,183.78)	8.5%

MARC J. LANE & COMPANY

CASH FLOW STATEMENT

YEAR ENDED DECEMBER 31, 2004

SOURCES OF CASH			
Operations			
Net earnings for the year - Per Schedule C	$ 8,274.27		
Less: Income credited to net income not resulting in the receipt of cash Unrealized gain on investments available for sale	(5,760.00)		
Total cash provided by operations		$2,514.27	
Decrease in amount due from clearing agent		1,084.18	
Decrease in prepaid expenses		390.80	
Increase in accounts payable		3,474.00	
Increase in accrued expenses		229.12	
TOTAL SOURCES OF CASH			$ 7,692.37
USES OF CASH			
Increase in commissions receivable		$ 791.90	
TOTAL USES OF CASH			791.90
NET INCREASE IN CASH			$ 6,900.47
CASH - JANUARY 1, 2004			8,959.02
CASH - DECEMBER 31, 2004			$ 15,859.49

MARC J. LANE & COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

CASH $15,859.49

Cash was reconciled to the ledger as set forth below:

Cash in Bank of America - Checking	$ 186.29
- Money Market	15,673.20
Total	$15,859.49

CLEARING DEPOSIT $25,000.00

The amount of the clearing deposit was confirmed directly with the clearing agent.

DUE FROM CLEARING AGENT $16,674.40

Amount due from clearing agent

Commissions earned on securities transactions executed during December 2004	$21,050.53	
Interest earned	61.08	
Less: Costs and expenses charged by clearing agent	(4,437.21)	
Net amount due from clearing agent		$16,674.40

The amount due from the clearing agent was collected in its entirety during January 2005.

MARC J. LANE & COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

INVESTMENTS AVAILABLE FOR SALE $127,050.00

The investments available for sale portfolio consists of the following:

Quantity	Investment	Cost	Fair Value	Unrealized (Loss)
9000 shs.	The NASDAQ Stock Market, Inc.	$117,000	$90,810	$26,190
1500 wts.	The NASDAQ Stock Market, Inc.	10,050	-	10,050
	Portfolio Total	$127,050	$90,810	$36,240

A decrease in net unrealized holding losses on securities available for sale of $5,760 was credited to income for the year ended December 31, 2004.

The warrants are convertible into common stock in two tranches. The terms of the conversion are summarized in the chart below:

Tranches	Maximum Amount of Common Shares	Exercise Date	Expiration Date	Call Price Per Common Share
2	1,500	June 28, 2004	June 27, 2005	15.00
3	1,500	June 28, 2005	June 27, 2006	16.00

ACCRUED COMMISSIONS $ 322.20

The account represents commissions due on securities sold during the year at December 31, 2004.

INCOME TAXES PAYABLE -0-

Marc J. Lane & Company has elected to be taxed as an "S" corporation, consequently, no provision has been made for Federal income taxes. Due to a net loss in 2003, no state income taxes are payable. A loss carryover of $22,276.97 is available to be offset against the taxable income of future years. The carryover expires on December 31, 2015 and results in a potential future tax benefit of approximately $334.00.

MARC J. LANE & COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

CAPITAL STOCK - COMMON $ 6,000.00

1,000 shares of no par value stock with a stated value of $6,000.00 was issued and outstanding at December 31, 2004. All shares were owned by Marc J. Lane. No changes in the amount of stock outstanding or stockholders occurred during the year.

CAPITAL CONTRIBUTED IN EXCESS OF STATED VALUE $93,000.00

The sole shareholder and director of Marc J. Lane & Company has authorized the contribution of various amounts as additions to paid-in capital in order to meet certain business requirements. The dates and amounts of these contributions follow:

Date	Amount
January 11, 1991	$15,000
December 20, 2000	78,000
	$93,000

RETAINED EARNINGS $53,644.46

Retained earnings increased $8,274.27 during the year ended December 31, 2004, as summarized below:

Retained earnings - January 1, 2004	$ 45,370.19
Add: Net earnings for year year ended December 31, 2004 - Exhibit C	8,274.27
Subtotal	$ 53,644.46
Less: Dividends paid	-
Retained earnings - December 31, 2004	$ 53,644.46

OTHER EXPENSES

Mark J. Lane & Company is a registered broker-dealer regulated by the National Association of Securities Dealers. During the year, the regulator expanded a program to determine how effectively each brokerage delivered breakpoint discounts to its customers on front-end load mutual fund transactions during the period January 1, 2001 to December 31, 2003. A breakpoint discount is earned when a customer's cumulative investments in a specific mutual fund exceed certain levels. Upon completion of the review, the program required the company to refund to its customers any breakpoint discounts not previously decreased plus interest in a manner specified by the National Association of Securities Dealers. The amount of the breakpoint discount and interest aggregated $1,787.44 as indicated below:

Breakpoint discounts	$1,742.17
Interest	45.27
Total	$1,787.44

COMMITMENTS AND OTHER MATTERS

On July 1, 2004, Marc J. Lane & Company entered into a lease for the rental of office space from an affiliated entity. The lease provides for monthly rental of $3,500.00 for a three-year period commencing on that date. Future obligations under this lease are summarized below.

Year Ending December 31	Amount
2005	$42,000.00
2006	42,000.00
2007	21,000.00

MARC J. LANE & COMPANY

STATEMENT OF CHANGES IN FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2004

SOURCES OF FUNDS		
Operations		
Net earnings for the year - Per Schedule C	$ 8,274	
Items credited to operations not resulting in an increase in working capital		
Unrealized gain on investments available for sale	(5,760)	
Total Funds Provided by Operations		$ 2,514
TOTAL SOURCES OF FUNDS		$ 2,514
USES OF FUNDS		
Net Increase in Working Capital		$ 2,514
TOTAL USES OF FUNDS		$ 2,514

SUMMARY OF CHANGES IN WORKING CAPITAL

	December 31, 2004	December 31, 2003	Increase (Decrease)
CURRENT ASSETS			
Cash	$ 15,859	$ 8,958	$ 6,901
Clearing deposit	25,000	25,000	-
Commissions receivable	17,469	17,762	(293
Prepaid expenses	7,328	7,719	(391)
TOTAL CURRENT ASSETS	$ 65,656	$ 59,439	$ 6,217
CURRENT LIABILITIES			
Accounts payable	$ 3,500	$ 26	$ 3,474
Accrued expenses	322	93	229
TOTAL CURRENT LIABILITIES	$ 3,822	$ 119	$ 3,703
WORKING CAPITAL	$ 61,834	$ 59,320	$ 2,514

MARC J. LANE & COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

BALANCE AT JANUARY 1, 2004	$144,370
NET EARNINGS - PER EXHIBIT C	8,274
LESS: DIVIDENDS PAID	
BALANCE AT DECEMBER 31, 2004	$152,644

MARC J. LANE & COMPANY

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

YEAR ENDED DECEMBER 31, 2004

BALANCE AT JANUARY 1, 2004	$ -
INCREASES	-
DECREASE	-
BALANCE AT DECEMBER 31, 2004	$ -

MARC J. LANE & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

YEAR ENDED DECEMBER 31, 2004

TOTAL ASSETS		$156,467
LESS: Liabilities		3,822
OWNERSHIP EQUITY (NET WORTH)		$152,645
LESS: NON-ALLOWABLE ASSETS Prepaid expenses	$ 7,328	
LESS: Haircuts on Securities Positions	18,162	
TOTAL DEDUCTIONS		$ 25,490
EQUALS TENTATIVE NET CAPITAL		$127,155
MINIMUM CAPITAL REQUIRED		$ 50,000
EXCESS NET CAPITAL OVER MINIMUM		77,155
EXCESS NET CAPITAL AT 120%		87,155
AGGREGATE INDEBTEDNESS		3,822
AGGREGATE INDEBTEDNESS - NET CAPITAL		3.00%

MARC J. LANE & COMPANY

NOTES TO THE FACING PAGE

(h) COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS TO RULE 15c3-3

The firm is not required to compute reserve requirements pursuant to Rule 15c3-3 under an amended restrictive agreement dated March 31, 1989.

(i) INFORMATION RELATING TO THE POSSESSIONS OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information pertaining to Rule 15c3-3 does not apply since Marc J. Lane & Company will maintain a $50,000 minimum net capital requirement, will not hold customer funds or safekeep customer securities and will limit its broker dealer operations to those described in paragraph (a) (2) of SEC Rule 15(c)(3)-(1). Marc J. Lane & Company will process all transactions pursuant to the exemptible provisions of paragraph (k) (2) (ii) of SEC Rule 15 (c)(3)-(3). More specifically, Marc J. Lane & Company will conduct its general securities business on a referral basis with respect to its agreement with its clearing broker.

(j) A RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

Reconciliation of computation of net capital under Rule 15c3-1

Net capital per unaudited financial statements	$127,155
No errors were found on the unaudited financial statements.	-
Net capital per audited financial statements	$127,155

As indicated above, a computation of the reserve requirement under Rule 15c3-3 is not required.

(k) A RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

Because no adjustments were indicated above, the calculation of the percentage of debt equity total computed in accordance with Rule 15c3-1(d) was calculated to be 3.00% on the audited statements, compared to 3.00% on the unaudited statements.

MARC J. LANE & COMPANY

NOTES TO THE FACING PAGE

(m) A COPY OF THE SIPC SUPPLEMENTAL REPORT

Because SIPC has suspended assessments based on net operating revenue, an SIPC Supplemental Report is not required.

(n) A REPORT DESCRIBING ANY MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

There were no material inadequacies found to exist or found to have existed since the date of the previous audit. Our examination was made in accordance with generally accepted auditing standards, and accordingly included tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.